UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
DANA HOLDING CORPORATION
(Exact Name of Registrant as Specified in Its Charter)
Successor registrant to Dana Corporation

Delaware	26-1531856

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

4500 Dorr Street, Toledo, Ohio	43615

(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, par value $0.01 per share	The New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	None
(If applicable)
Securities to be registered pursuant to Section 12(g) of the Act:

None	None
(Title of Class)	(Name of Exchange)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-3.1
EX-3.2
EX-4.1

Item 1. Description of Registrant’s Securities to be Registered.
     The shares of common stock, par value $0.01 per share (the “Common Stock”), covered by this registration statement will be issued by Dana Holding Corporation (the “Company”) in connection with the emergence from bankruptcy protection on the effective date (the “Effective Date”) of the Third Amended Joint Plan of Reorganization (the “Plan”) of Dana Corporation (“Old Dana”) and its subsidiaries. The Plan was confirmed by the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on December 26, 2007.
     Pursuant to the Restated Certificate of Incorporation, the Company is authorized to issue two classes of capital stock, designated Common Stock and preferred stock. The total number of shares of capital stock that the Company is authorized to issue is 500,000,000 shares, consisting of 450,000,000 shares of Common Stock and 50,000,000 shares of preferred stock. Of the 50,000,000 shares of preferred stock authorized by the Restated Certificate of Incorporation, 2,500,000 shares will be designated as Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) and 5,400,000 shares will be designated as Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock, and together with the Series A Preferred Stock, the “Preferred Stock”).
Common Stock
     Holders of Common Stock are entitled to such dividends as may be declared from time to time by the board of directors out of funds legally available therefor. Each holder of Common Stock is entitled to one vote for each share owned by such holder on all matters submitted to a vote of the stockholders of the Company, except for the election of directors to be elected by the holders of Series A Preferred Stock pursuant to the terms of the Series A Preferred Stock. Holders of Common Stock are not entitled to cumulative voting rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets remaining after the payment of all debt and liabilities, subject to the prior rights of holders of any outstanding preferred stock. Holders of Common Stock have no preemptive or other subscription or conversion rights. The Common Stock is not subject to redemption.
Preferred Stock
     Pursuant to the Plan as approved by the Bankruptcy Court, on the Effective Date, the Company will issue the Preferred Stock. The Company will issue $250 million in aggregate liquidation preference of the Series A Preferred Stock to a private equity firm, in consideration for its investment in the Company pursuant to the Plan. The Company will also issue to certain qualified investors $540 million in aggregate liquidation preference of the Series B Preferred Stock in consideration for their investment in the Company pursuant to the Plan.

     The price at which each share of Preferred Stock will be convertible into Common Stock will be 83% of its distributable market equity value per share, which is the per share value of the Common Stock determined by calculating the 20-day volume-weighted average trading price of such common stock on the principal exchange or over-the-counter market on which it trades (using the 22 trading days beginning on and including the first trading day after the Effective Date but disregarding the days with the highest and lowest volume-weighted average sale price during such period). If, as a result of such determination:
     (i) the holders of the Preferred Stock would own, on an as-converted, fully diluted basis, less than 32.0% of the Company’s issued shares of Common Stock plus the number of shares of Common Stock that would be issued upon conversion of the Preferred Stock (the “Fully Diluted Shares”), necessary adjustments will be made such that the holders of Preferred Stock will own, on an as-converted, fully diluted basis, 32.0% of the Fully Diluted Shares; or
     (ii) the holders of the Preferred Stock would own, on an as-converted, fully diluted basis, more than 36.3% of the Fully Diluted Shares, necessary adjustments will be made such that the holders of Preferred Stock will own, on an as-converted, fully diluted basis, 36.3% of the Fully Diluted Shares.
     The percentages referred to in the preceding paragraph are subject to adjustment to the extent that the Company's net debt plus the value of its minority interests as of the Effective Date is an amount other than $525 million, as described in the Restated Certificate of Incorporation.
     Shares of Series A Preferred Stock having an aggregate liquidation preference of not more than $125 million and the Series B Preferred Stock will be convertible at any time at the option of the applicable holder after the six-month anniversary of the Effective Date. In addition, in the event that the per share closing sales price of the Common Stock exceeds 140% of the distributable market equity value per share (determined as described above) for at least 20 consecutive trading days beginning on or after the fifth anniversary of the Effective Date, the Company will be able to cause the conversion of all, but not less than all, of the Preferred Stock. The price at which the Preferred Stock is convertible will be subject to adjustment in certain customary circumstances, including as a result of stock splits and combinations, dividends and distributions and certain issuances of common stock or common stock derivatives.
     The Preferred Stock will be entitled to dividends at an annual rate of 4%, payable quarterly in cash. The shares will have equal voting rights and will vote together as a single class with the Common Stock on an as-converted basis, except that the Series A Preferred Stock will be entitled to vote as a separate class to elect three directors as described in the following paragraph. For purposes of liquidation, dissolution or winding up of the Company, the Preferred Stock will rank senior to any other class or series of capital stock of the Company, the terms of which are not expressly senior to or pari passu with the Preferred Stock.
     Beginning at the first annual meeting of stockholders of the Company following the Effective Date, and for as long as the initial holder of the Series A Preferred Stock owns at least $125 million of the Series A Preferred Stock, the Company’s board of directors will be composed of nine members, as follows: (i) three directors (one of whom must be independent) designated by such initial holder of the Series A Preferred Stock and elected by holders of the Series A Preferred Stock, (ii) one independent director nominated by a special purpose nominating committee composed of two designees of the initial holder of the Series A Preferred Stock and one other board member pursuant to a stockholders agreement between the Company the initial holder of the Series A Preferred Stock, and (iii) five directors nominated by the Company’s board. With the exception of the three directors elected by holders of the Series A Preferred Stock, the remaining directors will be elected by holders of Common Stock and any other class of capital stock entitled to vote in the election of directors (including the Preferred Stock), voting together as a single class at each meeting of stockholders held for the purpose of electing directors. Holders of Preferred Stock will also have the right to elect two directors in the event that six quarterly dividends on the Preferred Stock are accrued but unpaid, unless at such time the holders of Series A Preferred Stock continue to have the right to elect three directors pursuant to this paragraph.
     Additional Preferred Stock. The Restated Certificate of Incorporation authorizes the issuance of 50,000,000 shares of preferred stock, including the Preferred Stock described above. The Board is authorized to provide for the issuance of shares of preferred stock, in one or more series, and to fix for each series voting rights, if any, designation, preferences and relative, participating, optional or other special rights and such qualifications, limitations, or restrictions as provided in a resolution or resolutions adopted by the Board.
     The purpose of authorizing the Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, may have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock of the Company. Shares of preferred stock may also be reissued by the Company following redemption of such shares by the Company or conversion of such shares by the holder, as applicable.
Certain Anti-Takeover Effects
     Certain provisions of the Restated Certificate of Incorporation and Bylaws, as well as the General Corporation Law of the State of Delaware, may have the effect of delaying, deferring or preventing a change in control of the Company. Such provisions, including those regulating the nomination of directors, limiting who may call special stockholders’ meetings and eliminating stockholder action by written consent, together with the terms of the Preferred Stock, may make it more difficult for other persons, without the approval of the Company’s board of directors, to make a tender offer or otherwise acquire substantial amounts of Common Stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder’s best interest.
General
     The foregoing description of the Common Stock is a summary, does not purport to be complete or give a complete description of the applicable statutory or common law, and is subject in all respects to the applicable provisions of law, and to the Restated Certificate of Incorporation and the Bylaws, which are incorporated herein by reference and filed as exhibits 3.1 and 3.2 hereto, respectively.

Item 2. Exhibits.

Number	Description

3.1	Restated Certificate of Incorporation of Dana Holding Corporation

3.2	Bylaws of Dana Holding Corporation

4.1	Specimen stock certificate for the Common Stock of Dana Holding Corporation

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DANA HOLDING CORPORATION
By:	/s/ Marc S. Levin
Marc S. Levin
Acting General Counsel and Secretary

Date: January 31, 2008

EXHIBIT INDEX

Number	Description

3.1	Restated Certificate of Incorporation of Dana Holding Corporation

3.2	Bylaws of Dana Holding Corporation

4.1	Specimen stock certificate for the Common Stock of Dana Holding Corporation